

June 18, 2012

Via E-mail
Deborah Lofton Esq.
Vice President and General Counsel
Qlik Technologies Inc.
150 N. Radnor Chester Road, Suite E220
Radnor, Pennsylvania 19087

> **Re:** **Qlik Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 001-34803**

Dear Ms. Lofton:

We have reviewed your letter dated May 22, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 9, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

1.   We note from your response to prior comment 3 that your U.S. operations and cash and cash equivalents are anticipated to be sufficient to satisfy your projected liquidity needs in the U.S.; that you anticipate using your cash balance held outside the U.S. to fund foreign operations; and you do not believe it is reasonably likely that the foreign earnings will be repatriated to the U.S. We continue to believe you should consider providing enhanced liquidity disclosures describing these circumstances, as well as the amount of

cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon repatriation.

Non-GAAP Financial Measures, page 47

2.   We note in your response to prior comment 4 that you refer to the non-GAAP adjustments for lease termination and contingent consideration as "non-recurring." Tell us how you considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K when referring to these charges as non-recurring. In this regard, to the extent it is reasonably likely you may incur similar charges in the next two years, referring to such charges as non-recurring, infrequent or unusual may not be appropriate. Please tell us how your current disclosure complies with this guidance or tell us how you intend to revise your disclosures in future filings. In addition, it is unclear how your current proposed disclosures describe that management uses this non-GAAP information for internal budgeting and forecasting purposes. Please revise to include this information in future filings pursuant to Item 10(e)(1)(i)(D) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Consolidated Financial Statements

Note 6.   Benefit From Income Taxes

3.   We note your response to prior comment 9 that you believe your analysis of positive and negative evidence, which includes three-year cumulative profit, projected income for the full year 2012, and a history of losses in the first half of the year followed by profitability for the full year, provides a basis to record the related income tax receivable. In future filings, please disclose such underlying reasons for recognition of tax benefits, as well as the underlying reasons for changes in valuation allowance by foreign jurisdiction, as it is unclear from your disclosures why you are recording income tax benefits in periods when you have losses. Further, we note that your income from foreign operations and your foreign tax benefit for income taxed at lower rates have historically been significant to your results of operations. In future filings, please disclose the foreign jurisdiction(s) that had the most significant impact on your effective tax rate for each period presented.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Lars Bjork
        Qlik Technologies Inc.